United States securities and exchange commission logo





                 May 13, 2022

       Lior Tal
       Chief Executive Officer
       Cyngn Inc.
       1015 O   Brien Dr.
       Menlo Park, CA 94025

                                                        Re: Cyngn Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 12, 2022
                                                            File No. 333-264887

       Dear Mr. Tal:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh
       Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Marcelle S. Balcombe,
Esq.